FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

26 July 2023

HSBC HOLDINGS PLC

CHANGES TO BOARD AND COMMITTEE COMPOSITION

HSBC Holdings plc (the 'Company') has today announced the appointments of:

●
Ann Godbehere (68) as an Independent non-executive Director and member of the Group Remuneration Committee and the Nomination and Corporate Governance Committee with effect from 1 September 2023;
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Brendan Nelson (74) as an Independent non-executive Director and member of the Group Audit Committee, Group Risk Committee and the Nomination and Corporate Governance Committee with effect from 1 September 2023; and
●
Swee Lian Teo (63) as an Independent non-executive Director and member of the Group Risk Committee and the Nomination and Corporate Governance Committee with effect from 1 October 2023.

The Board have determined that Ann Godbehere, Brendan Nelson and Swee Lian Teo are independent. In making that determination, the Board have concluded that there are no other relationships or circumstances which are likely to affect their judgements and that any relationships or circumstances which could appear to do so are not considered to be material.

Commenting on the appointments, HSBC's Group Chairman, Mark Tucker, said:

"I am delighted to announce the appointments of Ann, Brendan and Swee Lian to the Board. They are three high calibre individuals with proven track records on the boards of complex, regulated international businesses and each bring with them deep international experience. I am confident that their appointments will add significant value to the Board and complement our existing Board dynamics."

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Investor enquiries to:
Richard O'Connor                     +44 (0)20 7991 6590     investorrelations@hsbc.com

Media enquiries to:
Kirsten Smart                            +44 7725 733 311         pressoffice@hsbc.com

Supplementary Information:
Ann, Brendan and Swee Lian's appointments as Directors of the Company are subject to election by shareholders at the 2024 AGM and annual re-election thereafter. Their initial three-year terms will run from their initial election, if successful, until the 2027 AGM.

Ann Godbehere
Ann brings deep financial acumen and extensive financial services experience gained over a 25-year career in insurance, retail and private banking, and wealth management in roles in international businesses including Swiss Re, UBS, Prudential, and Rio Tinto. Ann currently serves as a non-executive director on the boards of Stellantis N.V and Shell plc.

As an Independent non-executive Director, Ann Godbehere will not have a service contract with the Company and will be paid total fees of £204,000 per annum pursuant to the Directors' remuneration policy, approved by shareholders at the 2022 Annual General Meeting ('AGM'). The total per annum fees consists of: £127,000 for her role as Independent non-executive Director, £40,000 for her role as a member of the Group Remuneration Committee, £33,000 for her role as a member of the Nomination and Corporate Governance Committee and a £4,000 Travel Allowance.

Professional qualifications: Fellow of the Institute of Chartered Professional Accountants and the Certified General Accountants Association of Canada

Current and past listed company appointments:

●
On 23 May 2018, Ann was appointed as an independent non-executive director of Shell plc.
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On 17 January 2021, Ann was appointed as an independent non-executive director of Stellantis NV.
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Ann previously served as an independent non-executive director of Rio Tinto plc and Rio Tinto Limited from February 2010 until her retirement on 9 May 2019.
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Ann previously served as an independent non-executive director of UBS Group AG from April 2009 until her retirement on 18 April 2019.
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Ann previously served as an independent non-executive director of British American Tobacco plc from October 2011 until her retirement on 25 April 2018.

Interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance: Ann holds 3,000 American Depository Shares ('ADSs'), which represent 15,000 ordinary shares.

Brendan Nelson

Brendan is a qualified Chartered Accountant, with deep global business and financial services experience. He previously spent over 25 years at KPMG LLP and was admitted as a partner in 1984. During his time at KPMG, he held various senior positions, including Global Chairman of Banking and Global Chairman of Financial Services. He previously served as a non-executive director and chair of the Audit Committee on the boards of both bp plc and NatWest Group. Brendan currently serves as chairman of BP Pension Trustees Ltd and as a non-executive director of Ulster Bank Ireland DAC. He will retire from the Ulster Bank Ireland board at the end of July 2023.

As an Independent non-executive Director, Brendan Nelson will not have a service contract with the Company and will be paid total fees of £244,000 per annum pursuant to the Directors' remuneration policy, approved by shareholders at the 2022 AGM. The total per annum fees consists of: £127,000 for his role as Independent non-executive Director, £40,000 for his role as member of the Group Audit Committee, £40,000 for his role as member of the Group Risk Committee, £33,000 for his role as a member of the Nomination and Corporate Governance Committee, and a £4,000 Travel Allowance.

Professional qualifications: Institute of Chartered Accountants of Scotland, 1973

Current and past listed company appointments:
●
Brendan previously served as an independent non-executive director of bp plc from November 2010 until his retirement on 12 May 2021.
●
Brendan previously served as an independent non-executive director of NatWest Group plc from April 2010 until his retirement on 25 April 2019.

Brendan does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Swee Lian Teo
Swee Lian brings extensive experience within the international financial services industry, having previously spent over 27 years with the Monetary Authority of Singapore ("MAS"). During her time at the MAS, Swee Lian worked in foreign reserves management, financial sector development, strategic planning and financial supervision, retiring as Special Advisor in the Managing Director's office in 2015. Swee Lian currently serves as a non-executive director on the board of AIA Group Limited ('AIA'), Singapore Telecommunications Limited, chairman of CapitaLand Integrated Commercial Trust Management Limited and director of the Dubai Financial Services Authority ('DFSA'). Swee Lian will retire from the boards of AIA and the DFSA on 31 August 2023.

As an Independent non-executive Director, Swee Lian Teo will not have a service contract with the Company and will be paid total fees of £204,000 per annum pursuant to the Directors' remuneration policy, approved by shareholders at the 2022 Annual General Meeting ('AGM'). The total per annum fees consists of: £127,000 for her role as Independent non-executive Director, £40,000 for her role as a member of the Group Risk Committee, £33,000 for her role as a member of the Nomination and Corporate Governance Committee and a £4,000 Travel Allowance.

Professional qualifications: Bachelor of Sciences in Mathematics, Imperial College of Science and Technology, University of London, 1981 and Master of Sciences in Applied Statistics, University of Oxford, 1982

Current and past listed company appointments:
●
On 14 August 2015, Swee Lian was appointed as an independent non-executive director of AIA Group Limited. She will retire from the board of AIA on 31 August 2023.
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On 13 April 2015, Swee Lian was appointed as an independent non-executive director of Singapore Telecommunications Limited.
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On 12 April 2019, Swee Lian was appointed as chairman of CapitaLand Integrated Commercial Trust Management Limited.

Swee Lian does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Ann, Brendan and Swee Lian have not held any directorships in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years. They do not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company.

There are no matters that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Note to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Kalpana Morparia†, Eileen K Murray†, and David Nish†.
* Non-executive Group Chairman
† Independent non-executive Director

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$2,990bn at 31 March 2023, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 26 July 2023